NEWS RELEASE

Vancouver, Canada – March 27, 2009 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), has released its audited financial statements for the year ended December 31, 2008, and the related management discussion and analysis of financial position, and results of operations (MD&A).

The Company reduced its corporate expenses including non-cash items by 35% in 2008 to US$1.12 million compared to 2007.  Notwithstanding the reduced expenses, Canarc reported a loss of US$6.96 million in 2008, largely as a result of writing off its investment in the Benzdorp exploration project in Suriname.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Years ended December 31,
(stated in US$000s, except per share amounts)	2008	2007

Expenses:
Amortization	$ 2	$ 2
Corporate development	17	65
Employee and director remuneration	350	618
Foreign exchange loss (gain)	77	(198)
General and administrative	348	592
Shareholder relations	121	198
Stock-based compensation	203	442

Loss before the undernoted	(1,118)	(1,719)

Equity loss from investment in affiliated company	-	-
(Loss) gain on disposition of marketable securities	(32)	1,152
Gain on disposition of long-term investment	228	-
Gain from disposition of subsidiary	221	-
Investment and other income	2	28
Accretion of royalty receivable	11	15
Write-down of marketable securities	-	-
Write-off of mineral properties	(6,275)	-

Loss before income tax	(6,963)	(524)

Future income tax recovery	-	2,039

Net (loss) income for the year	(6,963)	1,515

Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale securities	(3)	289
Realized gain on sale of available-for-sale securities	32	(1,152)
Foreign exchange on unrealized gain	-	68
Foreign exchange on realized gain	(1)	(70)

Comprehensive (loss) income for the year	$ (6,935)	$ 650

Basic and diluted (loss) earnings per share	$ (0.10)	$ 0.02

Weighted average number of common shares outstanding	71,793,931	69,907,839

Canarc’s management team continues to seek strategic alternatives to advance the New Polaris high grade gold mine project to pre-production mine development and a full feasibility study, as well as pursuing new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s financing, exploration and mining experience can add value.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Benzdorp gold belt and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.